UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2016
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of Nordic American Offshore Ltd. (the "Company") dated August 4, 2016, announcing the Company's dividend and earnings report for the second quarter of 2016.

Attached as Exhibit 1.1 to this Report on Form 6-K is the Memorandum of Continuance of the Company, dated September 26, 2016.

Attached as Exhibit 4.1 to this Report on Form 6-K is the Company's form of Share Certificate.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-208592), which was declared effective by the Securities and Exchange Commission (the "SEC") on December 31, 2015, and the Company's Registration Statement on Form F-3 (333-208351), which was delcared effective by the SEC on December 18, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: September 27, 2016	By:	/s/ Herbjørn Hansson
	Name:	Herbjørn Hansson
	Title:	Chairman, Director

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) 2Q2016 Dividend and Earnings Report – we see opportunities.

Hamilton, Bermuda, August 4, 2016.

Nordic American Offshore Ltd. ("NAO" or "the Company") became stock listed on the New York Stock Exchange (NYSE) on June 12, 2014. The operating cash flow1 for NAO was -$2.5m in 2Q2016. NAO is performing well compared with several other companies in the industry. NAO should be differentiated from other companies owning Platform Supply Vessels (PSVs).

We see opportunities to grow the Company. NAO has ten high-quality PSVs built in Norway in the period 2012-2016. Eight of these are now in operation. The NAO Horizon and NAO Galaxy were taken over on April 19, 2016 and June 16, 2016, respectively. A specific feature of our vessels is the very low fuel consumption, resulting in low emissions and in attractive transportation economics. The vessels are also particularly well suited to North Sea operations, where weather conditions can be severe.

The Board has declared a dividend of $0.05 per share for 2Q2016 to shareholders on record as of August 17, 2016. The payment of the dividend is expected to take place about September 6, 2016. Since its original establishment in late 2013, NAO has paid dividends for 10 consecutive quarters, totalling $2.54 per share, including the dividend to be paid about September 6, 2016.

The North Sea is currently the trading area for the Company's vessels.

Key points to consider:

•	Operating cash flow per share has been: -$0.12 for 2Q2016, -$0.10 for 1Q2016 and $0.14 for 2Q2015.

•	Earnings per share (EPS) has been: -$0.36 for 2Q2016, -$0.30 for 1Q2016 and -$0.02 for 2Q2015. EPS does not take into account financial risk.

•	NAO had at the end of 2Q2016 total net debt of $122m for its ten vessel fleet, or about $12.2m per ship. $132m of its $150m credit facility was drawn. The credit facility matures in March 2020.

•	NAO maintains industry leading cash breakeven levels of about $11,000 per day per vessel, including financing costs and G&A costs.

Financial Information

The Board has declared a cash dividend of $0.05 per share for 2Q2016 to shareholders of record as of August 17, 2016. The payment date is on or about September 6, 2016.

The Company's operating cash flow was -$2.5m in 2Q2016. In 1Q2016 and 2Q2015 operating cash flow was -$2.2m and $3.4m, respectively.

Net Income was -$7.4m in 2Q2016. In 1Q2016 and 2Q2015 Net Income was -$6.3m and -$0.4m, respectively.

In our 2015 Annual Report on Form-20F we gave detailed information on the cancellation of a contract for one of our ships which resulted in a cash payment to us of $3.9m in mid-2015. On a quarterly basis this amount is being booked as income up to April 2018, or about $0.3m per quarter depending upon currency movements of GBP/USD.

____________________________
1 Operating cash flow is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

On May 21, 2015, NAO announced a share repurchase program allowing NAO to buy back up to 2.5 million shares in the open market over the next two years. As of this report NAO has repurchased 1,145,873 shares at an aggregate cost of about $6.9m at about $6.02 per share. In addition, NAO purchased 1,571,749 of its own shares in a private transaction on February 17, 2016 at a price of $4.50 per share. NAO currently has a total of 20,713,748 shares outstanding. Nordic American Tankers Limited is the largest shareholder of NAO, owning about 29% of the shares in NAO.

As a matter of policy, the Company always focuses on maintaining a strong balance sheet with low net debt. At the end of 2Q2016, net debt per NAO vessel in operation was $12.2m. NAO has in place until early 2020 a non-amortizing credit facility of $150m, of which $132m has been drawn as of June 30, 2016. Several service companies in our sector are in a difficult financial position. Going forward, NAO sees commercial and strategic opportunities for expansion.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

For further details on our financial position for 2Q2016, 1Q2016 and 2Q2015, please see later in this release. Our 2015 Annual Report on Form 20-F contains a large amount of information about NAO. This report was filed with the SEC March 23, 2016 and can be found on our web site www.nao.bm.

The Fleet

Our fleet is comprised of ten high-quality PSVs. All our vessels operate in the UK and in the Norwegian sectors of the North Sea. The vessels may operate in either sector or elsewhere. The significant fuel efficiency, and corresponding low emissions of our ships are attractive features.

The Company's objective is to ensure spot or term employment for the fleet, including for the newbuildings. The specifications of the Company's vessels are by and large the same.

Strategy Going Forward

The main elements of NAO's strategy is based, are quarterly dividends, low debt, low G&A costs, high liquidity in the stock and full transparency.

We work to continue our dividend policy with the objective to achieve a competitively priced risk adjusted cash yield and a positive total return2 over time compared with that of other companies.

NAO is firmly committed to protecting its underlying earnings, dividend potential and strong balance sheet.

We shall endeavor to safeguard and further strengthen the position for our shareholders in a deliberate, predictable and transparent way.

We encourage prospective investors interested in the Offshore Supply Vessel sector to consider buying shares in NAO.

* * * * *

____________________________
2 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2016 (unaudited)	Mar. 31, 2016 (unaudited)	Jun. 30, 2015 (unaudited)	Jun. 30, 2016 (unaudited)	Jun. 30, 2015 (unaudited)
Net Charter Revenue	5 070	4 852	11 276	9 922	20 210
Vessel Operating Costs	(6 482)	(5 952)	(6 859)	(12 434)	(12 818)
General and Administrative Costs	(1 076)	(1 111)	(1 046)	(2 187)	(2 285)
Depreciation Cost	(4 010)	(3 640)	(3 621)	(7 650)	(7 273)
Operating Costs	(11 568)	(10 703)	(11 525)	(22 271)	(22 376)
Net Operating Loss	(6 498)	(5 851)	(249)	(12 349)	(2 165)
Interest Income	2	2	1	4	33
Interest Costs	(786)	(561)	(556)	(1 347)	(840)
Other Financial Income (Costs)	(109)	121	388	11	(334)
Total Other Costs	(893)	(439)	(167)	(1 332)	(1 141)
Income taxes	(0)	0	0	(0)	0
Net Loss	(7 392)	(6 290)	(416)	(13 681)	(3 306)
Basic Loss per Shares	(0.36)	(0.30)	(0.02)	(0.65)	(0.14)
Basic Weighted Average Number of Common Shares Outstanding	20 779 781	21 111 080	23 428 435	20 945 431	23 429 894
Common Shares Outstanding	20 713 748	20 754 286	23 334 427	20 713 748	23 334 427

CONSOLIDATED CONDENSED BALANCE SHEETS Amounts in USD '000	Jun. 30, 2016 unaudited)	Jun. 30, 2015 (unaudited)	Dec. 31, 2015 (unaudited)[1]
Cash and Cash Equivalents	8 642	5 001	5 339
Accounts Receivable, net	3 323	5 209	3 975
Prepaid Expenses	1 286	340	385
Inventory	1 453	845	794
Other Current Assets	1 568	1 417	4 072
Total current assets	16 273	12 811	14 565
Vessels, Net	375 360	320 077	313 642
Deposit on Contracts for Vessels	0	7 962	7 993
Other Non-current Assets	987	1 303	1 167
Total non-current assets	376 347	329 342	322 802
Total Assets	392 620	342 153	337 367
Accounts Payable	1 266	1 670	641
Accounts Payable, related party	445	559	596
Other Current Liabilities	3 465	2 346	6 498
Total Current liabilities	5 176	4 576	7 735
Long-term Debt	132 000	37 000	47 000
Other Long-term Liabilities	1 015	0	1 775
Total Non-current Liabilities	133 015	37 000	48 775
Shareholders' Equity	254 429	300 577	280 857
Total Liabilities and Shareholders' Equity	392 620	342 153	337 367

1 Annual 2015 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Six Months Ended		Twelve Months Ended
	Jun. 30, 2016	Jun. 30, 2015	Dec. 31, 2015
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)[1]
Net Cash Provided by (Used in) Operating Activities	(7 457)	3 273	5 987
Investment in Vessels	(61 467)	(63 431)	(63 529)
Down payment on Contracts	0	(1 661)	(1 693)
Net Cash Provided by (Used in) Investing Activities	(61 467)	(65 092)	(65 222)
Net Proceeds from Issuance of Common Stock	0	0	(17)
Proceeds from Use of Credit Facility	85 000	37 000	47 000
Credit Facility Costs	0	(1 164)	(1 217)
Repurchase of Treasury Stock	(8 407)	(802)	(5 590)
Cash Dividends Paid to Shareholders	(4 340)	(14 527)	(21 922)
Net Cash Provided by (Used in) Financing Activities	72 253	20 507	18 253
Net Increase (Decrease) in Cash and Cash Equivalents	3 330	(41 312)	(40 982)
Effect of exchange rate changes on Cash	(26)	(85)	(78)
Cash and Cash Equivalents at Beginning of Period	5 339	46 398	46 398
Cash and Cash Equivalents at End of Period	8 642	5 001	5 339

1 Annual 2015 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Six Months Ended

Amounts in USD '000	Jun. 31, 2016 (unaudited)	Mar. 31, 2016 (unaudited)	Jun. 30, 2015 (unaudited)	Jun. 30, 2016 (unaudited)	Jun. 30, 2015 (unaudited)
Net Operating Loss	(6 498)	(5 851)	(249)	(12 349)	(2 165)
Depreciation Costs	4 010	3 640	3 621	7 650	7 273
Operating Cash Flow (1)	(2 488)	(2 211)	3 372	(4 699)	5 108
(1) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Jan H. A. Moller, Head of Investor Relations & Financial Manager
Nordic American Offshore Ltd.
Tel: + 1 888 755 8391 or +47 90 11 53 75
Tor-Øyvind Bjørkli, Managing Director
Nordic American Offshore Ltd.
Tel: +47 90 62 70 14
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223
Web-site: www.nao.bm

Exhibit 1.1

THE COMPANIES ACT 1981 (as amended)
MEMORANDUM OF CONTINUANCE OF COMPANY
LIMITED BY SHARES
Section 132C(2)(a)
MEMORANDUM OF CONTINUANCE
of
Nordic American Offshore Ltd.
(hereinafter referred to as the "Company")
1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.
2.	The Company is an exempted company as defined by the Companies Act 1981.
3.	The authorised share capital of the Company shall be US$2,500,000 divided into 250,000,000 shares of US$0.01 par value each, designated as 200,000,000 common shares and 50,000,000 preferred shares.
4.	Details of Incorporation:
The Company was incorporated under the name Nordic American Offshore Ltd. pursuant to the laws of the Republic of the Marshall Islands on 17 October 2013.
The Company is applying for consent to continue in Bermuda as Nordic American Offshore Ltd.
5.	The objects of the Company from the Date of Continuance are unrestricted.
6.	Other Provisions, if any:
The Company shall have the capacity, rights, powers and privileges of a natural person.
The objects.for which the Company is formed and incorporated are unrestricted.
The Company shall have, pursuant to Section 42 of the Companies Act 1981, the power to issue preference shares which are liable to be redeemed at the option of the holder.
The Company shall have, pursuant to Section 42A of the Companies Act 1981, the power to purchase its own shares for cancellation.
The Company shall have, pursuant to Section 42B of the Companies Act 1981, the power to acquire its own shares to be held as treasury shares.
Signed by a duly authorised representative of the Company in the presence of at least one witness attesting the signature thereof:

/s/ Herbjorn Hansson Chairman, Director – Herbjorn Hansson	/s/ Turid M. Sorensen Witness – Turid M. Sorensen

Dated this 15th day of August, 2016.

Exhibit 4.1

ZQ|CERT#|COY|CLS|RGSTRY|ACCT#|TRANSTYPE|RUN#|TRANS#

NAO
Nordic American Offshore

PO BOX 43004, Providence, RI 02940-3004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4

CUSIP	XXXXXX XX X		
Holder ID	XXXXXXXXXX		
Insurance Value	1,000,000.00		
Number of Shares	123456		
DTC	12345678 123456789012345		
Certificate Numbers	Num/No.	Denom.	Total
1234567890/1234567890	1	1	1
1234567890/1234567890	2	2	2
1234567890/1234567890	3	3	3
1234567890/1234567890	4	4	4
1234567890/1234567890	5	5	5
1234567890/1234567890	6	6	6
Total Transaction			7

COMMON SHARES

PAR VALUE $0.01

COMMON SHARES

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND COLLEGE STATION, TX

Certificate Number
ZQ00000000

NAO
Nordic American Offshore

Shares
000000**************
000000************
****000000**************
*****000000*************
******000000************

NORDIC AMERICAN OFFSHORE LTD.

INCORPORATED UNDER THE LAWS OF BERMUDA

THIS CERTIFIES THAT

MR. SAMPLE & MRS. SAMPLE &
MR. SAMPLE & MRS. SAMPLE

CUSIP G65772 10 8

SEE REVERSE FOR CERTAIN DEFINITIONS

is the owner of

**ZERO HUNDRED THOUSAND
ZERO HUNDRED AND ZERO***

FULLY-PAID AND NON-ASSESSABLE SHARES OF COMMON SHARES OF

Nordic American Offshore Ltd. (hereinafter called the "Company"), transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Memorandum of Association, as amended, and the Bye-Laws, as amended, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

DATED DD-MMM-YYYY

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

Chairman

NORDIC AMERICAN OFFSHORE LTD.
CORPORATE
SEAL
2013
BERMUDA

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

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